SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2010

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

Gafisa S.A. Appoints New Chairman of the Board

FOR IMMEDIATE RELEASE - São Paulo, November 8th, 2010 – Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), Brazil’s leading diversified national homebuilder, announced today the appointment of Caio Racy Mattar to succeed Gary Garrabrant as non-executive chairman of the board effect today. Gary Garrabrant and Thomas McDonald, both from Equity International (EI), have elected to step down from the board of directors following the reduction in EI’s holdings in Gafisa.

"Together with Gafisa's outstanding management team and board of directors, we have built a world-class company recognized for its leadership, innovation and professionalism.  Wilson Amaral is a highly respected leader and one of the foremost spokesman for the Brazilian homebuilding industry. We have every confidence that Gafisa’s board, together with Wilson, will continue the Company's successful growth trajectory.”” said Gary Garrabrant, CEO, Equity International.

Caio Racy Mattar said, “On behalf of the entire board of directors, I would like to thank Gary and Thomas for their service provided to Gafisa over the last 5 years. I am delighted to take on this new role as chairman working with a dedicated group of directors and a skilled management team. As a leading diversified homebuilder, Gafisa is ideally-positioned to continue to grow as all sectors of the market benefit from continued growth of the Brazilian economy."

Caio R. Mattar has served on the Company’s board of directors since February 2006 bringing significant board, public company and construction market experience. Mr. Mattar is currently Executive Vice President of Companhia Brasileira de Distribuição (CBD- Pão de Açúcar Group), a US$10 billion Bovespa and NYSE listed company. He is also a member of the board of directors of Pontofrio.com Comércio Eletrônico S/A, Sendas Distribuidora S.A. and Paramount Têxteis Indústria e Comércio S.A. Mr. Mattar holds a bachelor’s degree in civil engineering.

The Company recently appointed Renato de Albuquerque and Wilson Amaral de Oliveira to the board of directors, and at present there will be no further members elected.

About Gafisa

Gafisa is a leading diversified national homebuilder serving all demographic segments of the Brazilian market. Established over 56 years ago, we have completed and sold more than 1000 developments and built more than 12 million square meters of housing only under Gafisa’s brand, more than any other residential development company in Brazil. Recognized as one of the foremost professionally managed homebuilders, "Gafisa" is also one of the most respected and best-known brands in the real estate market, recognized among potential homebuyers, brokers, lenders, landowners, competitors, and investors for its quality, consistency, and professionalism. Our pre-eminent brands include Tenda, serving the affordable/entry-level housing segment, and Gafisa and Alphaville, which offer a variety of residential options to the mid- to higher-income segments. Gafisa S.A. is traded on the Novo Mercado of the BM&FBOVESPA (BOVESPA:GFSA3) and on the New York Stock Exchange (NYSE:GFA).

Luiz Mauricio Garcia

Investor Relations

Phone: +55 11 3025-9297/9242/9305

Fax:+55 11 3025-9348

ir@gafisa.com.br

Media Relations (Brazil)

Patricia Queiroz

Maquina da Notícia Comunicação Integrada

Phone: +55 11 3147-7409

Fax: +55 11 3147-7900

Email: patricia.queiroz@maquina.inf.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Gafisa. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward- looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 08, 2010

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer and Investor Relations Officer